UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant's name into English)

481 rue Brassard

Saint-Michel-des-Saints, Quebec

Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT TO BE FILED AS PART OF THIS FORM 6-K

99.1	Condensed Consolidated Interim Unaudited Financial Statements for the three and six-month periods ended June 30, 2021 and 2020

99.2	Management Discussion & Analysis for the three and six-month periods ended June 30, 2021

99.3	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer - CEO

99.4	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nouveau Monde Graphite Inc.
(Registrant)

Date: August 12, 2021	/s/ David Torralbo
David Torralbo
Chief Legal Officer and Corporate Secretary